Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2013	2012	2011	2010

Interest expense	$83,785	$49,541	$24,700	$35,504
Capitalized Interest	—	275	819	1,441

Total fixed charges	83,785	49,816	25,519	36,945

Earnings Calculation
Pre-tax loss from continuing operations	(69,566)	(118,808)	(18,853)	(114,793)
Add Fixed charges	83,610	49,724	25,316	36,945
Less interest capitalized	—	(275)	(819)	(1,441)
Less equity investee earnings	(574)	(179)	—	—

Total	13,470	(69,538)	5,644	(79,289)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

Deficiency	$70,315	$119,354	$19,875	$116,234